United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				45.686.183	1,01%	1,01%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/01/23	250.000	65,25826	16.314.565,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/02/23	250.000	67,78866	16.947.164,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/05/23	250.000	67,38079	16.845.197,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/06/23	250.000	67,98852	16.997.129,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/07/23	250.000	68,14789	17.036.972,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/12/23	1.000.000	67,14449	67.144.490,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/13/23	1.000.000	67,97092	67.970.921,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	06/14/23	1.000.000	69,16851	69.168.513,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/15/23	1.000.000	68,90427	68.904.272,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/16/23	1.000.000	69,73838	69.738.384,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/19/23	1.000.000	69,38340	69.383.397,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/20/23	1.000.000	67,63406	67.634.056,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/21/23	1.000.000	66,94641	66.946.410,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/22/23	998.700	66,78700	66.700.178,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/23/23	1.000.000	65,65295	65.652.954,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/26/23	365.600	65,98721	24.124.925,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/27/23	1.000.000	66,84845	66.848.447,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/28/23	1.500.000	65,35016	98.025.246,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/29/23	1.300.000	65,40209	85.022.716,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/30/23	1.300.000	65,15981	84.707.759,00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				62.400.483	1,37%	1,37%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1.151.600	0,03%	0,03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1.151.600	0,03%	0,03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				121.543.503	2,68%	2,68%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	06/01/23	250.000	12,96560	16.320.448,04
ADS	VALE	XP Investments US	Buy	06/02/23	250.000	13,65864	16.922.369,65
ADS	VALE	XP Investments US	Buy	06/05/23	250.000	13,67127	16.827.966,49
ADS	VALE	XP Investments US	Buy	06/06/23	250.000	13,80834	17.016.016,30
ADS	VALE	XP Investments US	Buy	06/07/23	250.000	13,86441	17.025.153,00
ADS	VALE	XP Investments US	Buy	06/12/23	1.000.000	13,74999	67.143.964,62
ADS	VALE	XP Investments US	Buy	06/13/23	1.000.000	13,98193	67.858.518,12
ADS	VALE	XP Investments US	Buy	06/14/23	1.000.000	14,27966	69.202.083,83
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/15/23	999.889	14,32865	69.087.937,93
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/16/23	1.000.000	14,45052	69.775.762,91
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/20/23	1.000.000	14,08698	67.518.901,49
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/21/23	1.000.000	13,99275	66.878.339,16
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/22/23	1.000.000	13,93608	66.544.775,55
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/23/23	1.000.000	13,69584	65.464.726,02
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/26/23	369.236	13,80420	24.311.699,00
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/27/23	1.000.000	13,91885	66.675.474,39
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/28/23	1.500.000	13,45484	98.011.094,23
ADS	VALE	Santander Investment Securities Inc.	Buy	06/29/23	1.300.000	13,45288	84.967.344,58
ADS	VALE	Santander Investment Securities Inc.	Buy	06/30/23	1.300.000	13,51892	84.695.521,14
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				137.262.628	3,02%	3,02%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date:July 10, 2023		Head of Investor Relations